FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of May, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X    Form 40-F
                                 -----            -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes            No   X
                               -----         -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The announcement on tariff adjustments for power plants of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on May 10, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     May 10, 2005

                               [GRAPHIC OMITTED]

   (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT
                            ADJUSTMENTS OF TARIFFS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") hereby announced the tariff adjustments for its power plants.

Recently, the National Development and Reform Commission has issued a notice in respect of the implementation of the Coal-Electricity Price Linkage Mechanism (the "Mechanism") for the power grids of East China, North China, Central China, Northeast China and South China. Except for the enforcement in Henan Province commencing from 15th May 2005, all other regions shall start to implement the Mechanism from 1st May 2005 (policy regarding Gansu Province to be confirmed).

There are three major aspects regarding the Mechanism:-

1. Appropriate adjustments of on-grid tariffs as a result of the Mechanism: in order to alleviate the impact of rising coal prices upon tariffs since June 2004, on-grid tariffs for power generating companies are to be appropriately raised.

2. Abolition of excess generation tariffs in principle: Except for the power grids in South Hebei and Hunan (see table below), power output for all regions (other than the regions which transmit electricity to other provinces and the regions under power pooling) shall adopt pre-determined on-grid tariffs as approved by the government.

|----------------------------|------------------|-----------------------------|
|                            | Tariff for       |                             |
|                            | Excessive        |                             |
|                            | Generation       | Number of Utilisation Hours |
|                            | (RMB/MWh, VAT    | Corresponding to Approved   |
|                            | inclusive)       | On-grid Tariff              |
|----------------------------|------------------|-----------------------------|
|South Hebei Grid            |           250    |                    5,500    |
|----------------------------|------------------|-----------------------------|
|Hunan                       |           332    |                    4,500    |
|----------------------------|------------------|-----------------------------|

3. Increase the on-grid tariffs of some old-aged power plants: This is mainly for the power plants under the policy of separation of power plants and power grids, and the power plants adopting relatively low tariffs and suffering significant loss. The Company's Shanghai Shidongkou First Power Plant falls into this category.

      According to a document issued by the National Development and Reform Commission, the actual adjustments of on-grid tariffs of some of the Company's power plants are as follows:

      ---------------------------|-----------------------|-------------------|----------------------|
      Power Plants               |  On-grid Tariffs      |                   | On-grid Tariffs after|
                                 |  before Adjustment    | Adjustment        | Adjustment           |
                                 |  (RMB/MWh, VAT        | (RMB/MWh, VAT     | (RMB/MWh, VAT        |
                                 |  inclusive)           | inclusive)        | inclusive)           |
      ---------------------------|-----------------------|-------------------|----------------------|
      Guangdong Province         |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Shantou Coal-fired         |             .41       |          19.10    |               468.51 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Shantou Oil-fired          |             .39       |              0    |               594.39 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Jiangsu Province           |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Nantong                    |             338       |          +17.7    |                355.7 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Nanjing                    |             338       |          +17.7    |                355.7 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Taicang                    |             365       |          +15.7    |                380.7 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Huaiyin unit nos.1-2       |             344       |          +15.7    |                359.7 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Huaiyin unit nos.3-4       |             370       |          +15.7    |                385.7 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Shangdong Province         |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Dezhou                     |             .97       |          18.53    |               355.50 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Jining unit nos.1-4        |             .26       |          27.74    |               310.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Jining unit nos.5-6        |             1.5       |          +38.5    |               360.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Weihai                     |             397       |             +3    |               400.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Xindian                    |             1.5       |          +23.5    |               345.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Shanghai Municipal         |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Shidongkou First           |             281       |            +53    |               334.60 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Shidongkou Second          |             374       |            -16    |               358.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      South Hebei Grid           |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Shang'an                   |             324       |            +17    |               341.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Fujian Province            |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Fuzhou                     |             2.5       |          14.00    |               386.50 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Zhejiang Province          |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Changxing                  |             371       |          32.80    |               403.80 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Shanxi Province            |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Yushe unit nos.1-2         |             308       |              0    |               308.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Yushe unit nos.3-4         |             250       |           +9.0    |               259.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Henan Province             |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Qinbei                     |             290       |          31.00    |               321.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Chongqing Municipal        |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Luohuang                   |             290       |          18.00    |               308.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Hunan Province             |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Yueyang                    |             345       |          24.00    |               369.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Jiangxi Province           |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Jinggangshan               |             348       |          17.00    |               365.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Sichuan Hydro Power        |                       |                   |                      |
      ---------------------------|-----------------------|-------------------|----------------------|
      Taipingyi                  |             282       |          +8.00    |               290.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Dongxiguan                 |             334       |          +8.00    |               342.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Qingju                     |             280       |          +8.00    |               288.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Tongtou Yucheng            |             317       |          +8.00    |               325.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Xiaoguanzi                 |             280       |          +8.00    |               288.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Lengzhuguan                |             280       |          +8.00    |               288.00 |
      ---------------------------|-----------------------|-------------------|----------------------|
      Mingtai                    |             280       |          +8.00    |               288.00 |
      ---------------------------|-----------------------|-------------------|----------------------|

      The on-grid tariff adjustments of the Company's power plants including Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant which are located at Liaoning Province are calculated by adding RMB22/MWh (VAT inclusive) on the basis of the resulted bidding tariffs for those power generation volume that under annual bidding.

      The implementation of the Mechanism will lead to a rise of the Company's average settled tariffs, and will help to relieve the Company's pressure due to the increase of fuel cost.

                                                          By Order of the Board
                                                                Huang Long
                                                            Company Secretary

As at the date of this announcement, the directors of the Company are:


Li Xiaopeng (Non-executive director)                  Gao Zongze (Independent non-executive director)
Wang Xiaosong (Non-executive director)                Zheng Jianchao (Independent non-executive director)
Huang Yongda (Executive director)                     Qian Zhongwei (Independent non-executive director)
Ye Daji (Non-executive director)                      Xia Donglin (Independent non-executive director)
Huang Jinkai (Non-executive director)                 Liu Jipeng (Independent non-executive director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)


Beijing, the PRC
10th May 2005